Exhibit 99.1

ASUR Announces Total Passenger Traffic for March 2022

Compared to March 2019, passenger traffic increased by 41.0% in Colombia, 9.3% in Mexico and 11.8% in Puerto Rico

MEXICO CITY, April 6, 2022 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for March 2022 reached a total of 5.7 million passengers, 15.6% above the levels reported in March 2019, reflecting a continued gradual recovery in travel demand.

Compared to March 2019, passenger traffic increased by 41.0% in Colombia, 9.3% in Mexico and 11.8% in Puerto Rico. Passenger traffic growth in Mexico and Colombia was driven by a recovery in both domestic and international traffic, while international traffic in Puerto Rico remained weak.

This announcement reflects comparisons between the periods March 1 through March 31, 2022, March 1 through March 31, 2021 and March 1 through March 31, 2019. Transit and general aviation passengers are excluded from traffic measures in Mexico and Colombia.

Passenger Traffic Summary
		March		% Chg 2022vs 2021	% Chg 2022vs 2019	Year to date			% Chg 2022vs 2021	% Chg 2022vs 2019
	2019	2021	2022			2019	2021	2022
Mexico	3,187,543	2,049,783	3,482,664	69.9	9.3	8,723,229	5,118,866	9,020,754	76.2	3.4
Domestic Traffic	1,273,239	1,114,820	1,406,987	26.2	10.5	3,610,761	2,853,039	3,745,688	31.3	3.7
International Traffic	1,914,304	934,963	2,075,677	122.0	8.4	5,112,468	2,265,827	5,275,066	132.8	3.2
San Juan, Puerto Rico	821,110	751,974	918,236	22.1	11.8	2,300,508	1,764,873	2,390,719	35.5	3.9
Domestic Traffic	740,334	731,836	854,401	16.7	15.4	2,072,825	1,703,144	2,213,014	29.9	6.8
International Traffic	80,776	20,138	63,835	217.0	(21.0)	227,683	61,729	177,705	187.9	(22.0)
Colombia	913,634	711,316	1,288,207	81.1	41.0	2,746,037	1,857,285	3,571,973	92.3	30.1
Domestic Traffic	786,130	634,712	1,104,248	74.0	40.5	2,344,772	1,654,428	3,051,342	84.4	30.1
International Traffic	127,504	76,604	183,959	140.1	44.3	401,265	202,857	520,631	156.6	29.7
Total Traffic	4,922,287	3,513,073	5,689,107	61.9	15.6	13,769,774	8,741,024	14,983,446	71.4	8.8
Domestic Traffic	2,799,703	2,481,368	3,365,636	35.6	20.2	8,028,358	6,210,611	9,010,044	45.1	12.2
International Traffic	2,122,584	1,031,705	2,323,471	125.2	9.5	5,741,416	2,530,413	5,973,402	136.1	4.0
Mexico Passenger Traffic
		March			% Chg 2022vs 2021	% Chg 2022vs 2019	Year to date			% Chg 2022vs 2021	% Chg 2022vs 2019
		2019	2021	2022			2019	2021	2022
Domestic Traffic		1,273,239	1,114,820	1,406,987	26.2	10.5	3,610,761	2,853,039	3,745,688	31.3	3.7
CUN	Cancun	662,386	692,686	784,985	13.3	18.5	1,899,183	1,746,176	2,081,647	19.2	9.6
CZM	Cozumel	15,138	10,243	16,368	59.8	8.1	39,988	23,748	44,146	85.9	10.4
HUX	Huatulco	56,913	43,495	67,753	55.8	19.0	167,564	109,604	192,955	76.0	15.2
MID	Merida	204,139	131,134	210,273	60.3	3.0	570,684	340,024	546,667	60.8	(4.2)
MTT	Minatitlan	11,657	6,944	8,415	21.2	(27.8)	33,835	19,680	20,296	3.1	(40.0)
OAX	Oaxaca	82,314	53,683	86,012	60.2	4.5	219,593	145,011	236,209	62.9	7.6
TAP	Tapachula	29,443	29,521	38,021	28.8	29.1	85,681	82,354	108,469	31.7	26.6
VER	Veracruz	113,363	77,566	100,660	29.8	(11.2)	315,362	201,402	266,246	32.2	(15.6)
VSA	Villahermosa	97,886	69,548	94,500	35.9	(3.5)	278,871	185,040	249,053	34.6	(10.7)
International Traffic		1,914,304	934,963	2,075,677	122.0	8.4	5,112,468	2,265,827	5,275,066	132.8	3.2
CUN	Cancun	1,783,841	877,579	1,951,459	122.4	9.4	4,760,221	2,138,890	4,960,299	131.9	4.2
CZM	Cozumel	62,087	32,280	56,730	75.7	(8.6)	148,659	63,654	132,282	107.8	(11.0)
HUX	Huatulco	27,162	1,959	17,319	784.1	(36.2)	82,612	5,844	42,333	624.4	(48.8)
MID	Merida	21,116	11,320	22,240	96.5	5.3	59,574	24,399	59,668	144.6	0.2
MTT	Minatitlan	525	266	870	227.1	65.7	1,774	1,344	2,958	120.1	66.7
OAX	Oaxaca	12,081	5,173	16,570	220.3	37.2	35,855	14,905	46,635	212.9	30.1
TAP	Tapachula	732	363	1,116	207.4	52.5	3,138	1,450	3,244	123.7	3.4
VER	Veracruz	5,240	4,624	6,851	48.2	30.7	15,965	11,317	21,172	87.1	32.6
VSA	Villahermosa	1,520	1,399	2,522	80.3	65.9	4,670	4,024	6,475	60.9	38.7
Traffic Total Mexico		3,187,543	2,049,783	3,482,664	69.9	9.3	8,723,229	5,118,866	9,020,754	76.2	3.4
CUN	Cancun	2,446,227	1,570,265	2,736,444	74.3	11.9	6,659,404	3,885,066	7,041,946	81.3	5.7
CZM	Cozumel	77,225	42,523	73,098	71.9	(5.3)	188,647	87,402	176,428	101.9	(6.5)
HUX	Huatulco	84,075	45,454	85,072	87.2	1.2	250,176	115,448	235,288	103.8	(6.0)
MID	Merida	225,255	142,454	232,513	63.2	3.2	630,258	364,423	606,335	66.4	(3.8)
MTT	Minatitlan	12,182	7,210	9,285	28.8	(23.8)	35,609	21,024	23,254	10.6	(34.7)
OAX	Oaxaca	94,395	58,856	102,582	74.3	8.7	255,448	159,916	282,844	76.9	10.7
TAP	Tapachula	30,175	29,884	39,137	31.0	29.7	88,819	83,804	111,713	33.3	25.8
VER	Veracruz	118,603	82,190	107,511	30.8	(9.4)	331,327	212,719	287,418	35.1	(13.3)
VSA	Villahermosa	99,406	70,947	97,022	36.8	(2.4)	283,541	189,064	255,528	35.2	(9.9)
US Passenger Traffic, San Juan Airport (LMM)
	March			% Chg 2022vs 2021	% Chg 2022vs 2019	Year to date			% Chg 2022vs 2021	% Chg 2022vs 2019
	2019	2021	2022			2019	2021	2022
SJU Total	821,110	751,974	918,236	22.1	11.8	2,300,508	1,764,873	2,390,719	35.5	3.9
Domestic Traffic	740,334	731,836	854,401	16.7	15.4	2,072,825	1,703,144	2,213,014	29.9	6.8
International Traffic	80,776	20,138	63,835	217.0	(21.0)	227,683	61,729	177,705	187.9	(22.0)

Colombia Passenger Traffic, Airplan
		March			% Chg 2022vs 2021	% Chg 2022vs 2019	Year to date			% Chg 2022vs 2021	% Chg 2022vs 2019
		2019	2021	2022			2019	2021	2022
Domestic Traffic		786,130	634,712	1,104,248	74.0	40.5	2,344,772	1,654,428	3,051,342	84.4	30.1
MDE	Rionegro	568,627	430,541	825,456	91.7	45.2	1,692,587	1,110,693	2,230,486	100.8	31.8
EOH	Medellin	87,492	79,000	96,561	22.2	10.4	257,559	206,914	286,520	38.5	11.2
MTR	Monteria	74,310	79,789	125,507	57.3	68.9	234,111	214,813	371,255	72.8	58.6
APO	Carepa	18,519	17,474	23,223	32.9	25.4	49,439	46,485	63,763	37.2	29.0
UIB	Quibdo	29,618	24,697	27,946	13.2	(5.6)	87,065	65,903	84,143	27.7	(3.4)
CZU	Corozal	7,564	3,211	5,555	73.0	(26.6)	24,011	9,620	15,175	57.7	(36.8)
International Traffic		127,504	76,604	183,959	140.1	44.3	401,265	202,857	520,631	156.6	29.7
MDE	Rionegro	127,504	76,604	183,959	140.1	44.3	401,265	202,857	520,631	156.6	29.7
EOH	Medellin
MTR	Monteria
APO	Carepa
UIB	Quibdo
CZU	Corozal
Traffic Total Colombia		913,634	711,316	1,288,207	81.1	41.0	2,746,037	1,857,285	3,571,973	92.3	30.1
MDE	Rionegro	696,131	507,145	1,009,415	99.0	45.0	2,093,852	1,313,550	2,751,117	109.4	31.4
EOH	Medellin	87492	79,000	96,561	22.2	10.4	257,559	206,914	286,520	38.5	11.2
MTR	Monteria	74,310	79,789	125,507	57.3	68.9	234,111	214,813	371,255	72.8	58.6
APO	Carepa	18,519	17,474	23,223	32.9	25.4	49,439	46,485	63,763	37.2	29.0
UIB	Quibdo	29,618	24,697	27,946	13.2	(5.6)	87,065	65,903	84,143	27.7	(3.4)
CZU	Corozal	7,564	3,211	5,555	73.0	(26.6)	24,011	9,620	15,175	57.7	(36.8)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

Contacts: ASUR, Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx, or InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com